Metalico, Inc.

186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610

June 22, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Attention:	John Hartz Senior Assistant Chief Accountant

Re:	Metalico, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-32453
Dear Mr. Hartz:
     Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of June 2, 2009 replying to our letter of May 14, 2009 (the “May Response”) and setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 (the “10-Q”) and Current Report on Form 8-K filed May 8, 2009 (the “8-K”). The following information is submitted in response to your numbered comments.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

The Company will comply with the Commission’s requests in its responses.
Condensed Consolidated Financial Statements
Note 9 — Short and Long-Term Debt, page 8

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 22, 2009

2.	We note your response to comment 20 from our letter dated April 17, 2009. It appears from your disclosures on pages 8 and 9 that as of March 31, 2009 it was reasonably likely you may breach some of the debt covenants pertaining to your Loan Agreement and your Financing Agreement including the Minimum EBITDA, Trailing Twelve Month EBITDA, and Leverage Ratios. As described in Section IV.C of the SEC Interpretive Release No. 33-8350, please revise to disclose the following:
•	Steps you are taking to avoid a breach of your debt covenants;

•	Reasonably likely impact that a breach would have on your financial condition and operating performance; and

•	Alternate sources of funding to payoff resulting obligations or replace funding if necessary (and the consequences of accessing these alternate sources of funding).
The Company will comply with the Commission’s request in future filings. Set forth below is an appropriate insert to the 10-Q:
          Under the respective terms of the Loan Agreement and the Financing Agreement, the Company is required to satisfy specified financial covenants as set forth above. Although the Company was in compliance with the covenants as of March 31, 2009, the Company cannot be certain that it will meet these covenant requirements in the future. The Company’s ability to comply with these specified financial covenants may be affected by general economic and industry conditions, as well as market fluctuations in metal prices and other events beyond the Company’s control. Should current weak economic conditions persist, the Company may not be able to satisfy all such covenants in the future.
          To reduce the possibility of breaching its debt covenants, the Company has curtailed capital expenditures, reduced operating expenditures to match lower sales, restricted acquisitions and lowered inventory balances. Additionally, the Company reduced its workforce by 29% from its peak in June 2008 to March 31, 2009 to compensate for lower operating activity, implemented Company-wide wage reductions and reduced other employee benefit programs.
          The Company has historically entered into negotiations with its current lenders when it was reasonably concerned about potential breaches and prior to the occurrences of covenant defaults. The Company has renegotiated principal payments, interest expense and fees as well as the requisite performance levels under the covenants. A breach of any of the covenants contained in the lending agreements could result in default under such agreements. In the event of a default, a lender could refuse to make additional advances under the revolving portion of a credit facility, could require the Company to repay some or all of its outstanding debt prior to maturity, and/or could declare all amounts borrowed by the Company, together with accrued interest, to be due and payable. In the event that this occurs, the Company may be unable to repay all such accelerated indebtedness, which could have a material adverse impact on its financial position and operating performance.
          If necessary, the Company could use its existing cash balances or attempt to access equity and debt markets or to obtain new financing arrangements with new lenders as alternative funding sources to restructure current debt. Any issuance of new equity could dilute current shareholders. Any new debt financing could be on terms less favorable than those of the Company’s existing financing. Decisions by

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 22, 2009

lenders and investors to enter into such transactions with the Company would depend upon a number of factors, such as the Company’s historical and projected financial performance, compliance with the terms of its current or future credit agreements, industry and market trends, internal policies of prospective lenders and investors, and the availability of capital. No assurance can be had that the Company would be successful in obtaining funds from alternative sources.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates: Goodwill page 20
3.	We note your response to comment 10 from our letter dated April 17, 2009 and your revised critical accounting policy disclosures starting on page 20. You disclose on page 21 that if cash flows for your reporting units were to decrease by 10% for the next fiscal quarter, you could have additional goodwill impairment charges in your PGM reporting units. Please revise to disclose the amount of goodwill at your PGM reporting units that is considered at risk for impairment.

The Company will comply with the Commission’s request in future filings. Set forth below as an example is a revised disclosure for the 10-Q:
          At December 31, 2008, the Company performed its annual testing for impairment of goodwill. As part of its assessment of the recovery of goodwill, the Company conducted an extensive valuation analysis using an income approach based upon a five-year financial projection that took into consideration the current weak global economic conditions with a modest recovery occurring in the second half of 2009. The impairment analysis indicated that impairment existed at four reporting units and the Company recorded a goodwill impairment charge of $36.3 million for the year ending December 31, 2008. At March 31, 2009, we annualized actual first quarter results of the reporting units and compared them to the forecast used in our impairment analysis. No material differences were observed. If cash flows of our reporting units were to decrease by 10% for the next fiscal quarter, we could have additional goodwill impairment charges of approximately $400,000 to $600,000 in our PGM reporting units.
Critical Accounting Policies and Use of Estimates: Intangible Assets and Other Long-Lived Assets, page 21
4.	We note your response to comment 11 from our letter dated April 17, 2009. You disclose on page 21 that you estimate the useful lives of your intangible assets by reference to contractual arrangements such as non-compete covenants and current and projected cash flows for supplier and customer lists. Your disclosures on page 7 indicate that approximately $34 million of your intangible assets as of March 31, 2009 consisted of supplier relationships. Please tell us how you determined that the weak economic conditions which led to a goodwill impairment charge of $36 million during

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 22, 2009

2008 did not impact the recoverability of your supplier relationship intangible assets as of either December 31, 2008 or March 31, 2009.
During the fourth quarter of 2008 the Company recorded an impairment charge of $7,031,000 for supplier relationships. During the first quarter of 2009 the Company updated its impairment analysis and concluded that no additional impairment was warranted at March 31, 2009. Our Platinum Group Metals (“PGM”) business units recycle spent catalytic converters of automobiles to recover platinum, palladium and rhodium metals. Our two PGM units were significantly impacted by the downturn in the automotive industry in 2008. During the fourth quarter of 2008, 91% of the supplier lists of these business units were deemed fully impaired; therefore no additional expense was necessary in the first quarter of 2009. Our other scrap business units are not as reliant on the automobile industry and did not incur an impairment charge during the first quarter of 2009.
The Company will comply with the Commission’s request in future filings and will add the following insert to its Goodwill and Other Intangibles footnote:
          The Company’s goodwill and other intangible assets reside in multiple reporting units. The profitability of individual reporting units has suffered from downturns in customer demand and other factors which resulted from the global economic crisis, including the precipitous decline in commodity prices. Certain individual reporting units have been more impacted by these factors than the Company as a whole due to particular demand characteristics for specific commodities handled by the Company. Specifically, the decline in the automotive industry, which drives a significant portion of the demand for Platinum Group Metals (PGM’s), has resulted in exceptional declines in PGM pricing, which impacted the fair value of the goodwill and other intangible assets recorded in the Company’s PGM reporting units during the fourth quarter of 2008. During the fourth quarter of 2008, 91% of the PGM group’s other intangible assets was written off as was 48% of its goodwill.
FORM 8-K FILED MAY 8, 2009
General
5.	Your Form 8-K includes a discussion of operating losses “before impairment and inventory write-downs” and Lead Fabrication segment operating income “excluding corporate overhead charges”. These figures appear to represent non-GAAP measures. Please tell us how you determined that your presentation of these measures is consistent with the requirements of Item 100 of Regulation G.

The Company will comply with the Commission’s request with respect to Item 100 of Regulation G in future filings. Set forth below as an example is an appropriate revision to the applicable portion of the Press Release attached as Exhibit 99.1 to the 8-K:

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 22, 2009

Non-GAAP Financial Information
Reconciliations of Non-GAAP Measures
When the Company uses the term “EBITDA,” the Company is referring to earnings before interest, income taxes, depreciation and amortization, and certain other non-cash items, including impairment charges, financial instruments fair value adjustment, stock-based compensation and discontinued operations. The Company presents EBITDA because it considers it an important supplemental measure of the Company’s performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Metalico’s industry. The Company also uses EBITDA to determine its compliance with some of the covenants under its credit facility. EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”), and has limitations as an analytical tool. You should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with GAAP. Other companies in the Company’s industry may calculate EBITDA differently from how the Company does, limiting its usefulness as a comparative measure. EBITDA should not be considered as a measure of discretionary cash available to the Company to invest in the growth of its business. The following table reconciles EBITDA to net income (loss):

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 31,	March 31,	December 31,
	2009	2008	2008
	(UNAUDITED)
	($ thousands)

EBITDA	$3,808	$15,760	$ (29,196)
Less:
Interest expense	4,657	3,217	4,914

Stock based compensation	599	332	745
Provision for federal and state income taxes	(1,556)	3,710	(29,371)

Impairment Charges	—	—	59,043

Depreciation and amortization	3,287	2,027	4,038
Financial Instruments Fair Value Adjustment	530	—	(1,458)
Discontinued operations, net	(158)	405	915

Net income
(loss)	$(3,551)	$6,069	$(43,660)

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 22, 2009

The Company disclosed a fourth quarter 2008 operating loss before impairments and inventory write-downs. Set forth below is the reconciliation of operating loss before write-downs to operating loss as reported:

Fourth Quarter
2008
($ in thousands)
Operating loss before write-downs	($19,551)
less: Impairment charges	59,043
Inventory write-down	7,821
Accounts receivable and vendor advance write-down	3,482

Operating loss as reported	($89,897)

The Company disclosed segment operating income excluding corporate overhead charges for the first quarters of 2009 and 2008. Set forth below is the reconciliation from segment operating income (loss) excluding corporate overhead to segment operating income (loss) as reported:
Segment Reporting — First Quarter of 2009
($ in thousands)

		Scrap Metal	Lead	Corporate
	Consolidated	Recycling	Fabrication	And Other
Operating income (loss) before Corporate overhead	$215	$1,336	$599	($1,720)
less: Corporate overhead	—	2,190	360	(2,550)

Segment operating income (loss)	$215	($854)	$239	$830

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 22, 2009

Segment Reporting — First Quarter of 2008
($ in thousands)

		Scrap Metal	Lead	Corporate
	Consolidated	Recycling	Fabrication	And Other
Operating income (loss) before Corporate overhead	$13,119	$17,810	($1,908)	($2,783)
less: Corporate overhead	—	1,480	360	(1,840)

Segment operating income (loss)	$13,119	$16,330	$2,268	($943)

     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/ Carlos E. Agüero
Carlos E. Agüero
Chairman, President and Chief Executive Officer